82-4009

CDS INC. Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5	Telephone: 416-361-0737
	Contact Name: J. Allan Ringler
Transfer Agent FINS: … fer Services In.	Telephone: 416-361-0470
Address: 120 Adelaide S… Toronto, Ontario, M5H 4C3	Contact Name: Lori Winchester

02015912

Proxy Type	Meeting Type	Material Distribution Type	
[X] Management	[X] Annual [X] Special	[ ] Form C holders only	Record Date 2002 05 19 (yyyy mm dd)
[ ] Dissenting	[ ] General [ ] Extraordinary	[X] All holders	Meeting Date 2002 06 28 (yyyy mm dd)
			Material Mail Date 2002 05 20 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 97.91
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 97.91

CDS INC.'s QST Registration Number 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
82001L-10-0	Y	Common
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02 MAR 22 AM 8:2

SUPPL

PROCESSED

MAR 29 2002

THOMSON FINANCIAL

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

J. Allan Ringler		Feb. 28-2002
Title	Signature	Date

DOC166 (11/2001) front